TAN RANGE EXPLORATION CORPORATION

02042692

CORPORATE OFFICE:
Suite 1730
355 Burrard Street
Vancouver, B.C., Canada
V6C 2G8
Phone: (604) 669-5598
Fax: (604) 669-8915
www.tanrange.com

EXPLORATION OFFICE:
P.O. Box 10953
Mwanza, Tanzania
Phone: 255-28-250-2343
Fax: 255-28-250-2305

July 9, 2002

Mr. Richard Cohn
Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Washington, D.C.
20549

Dear Sir:

RE: 12(g)3-2(b) File #82-3446 - Tan Range Exploration Corporation

Enclosed for your records, please find copies of our press releases dated February 14, 2002 to July 9, 2002. Also enclosed is a copy of the financial statements for the period ended February 28, 2002.

Yours truly,

TAN RANGE EXPLORATION CORPORATION

Frank Hallam

FRANK R. HALLAM, B.B.A., C.A.
Director, Secretary-Treasurer and Chief Financial Officer
:heh
Encl.

dw 7/18

TAN RANGE
EXPLORATION
CORPORATION

02 JUL 10 AM 9:56

Tan Range Exploration Corporation
Suite 1730 - 355 Burrard Street
Vancouver, B.C. V6C 2G8

TRADE SYMBOL TSX: TNX
SEC 12(g)3-2(b) File #82-3446
Toll Free: 1-800-811-3855
Tel: (604) 669-5598
Fax: (604) 669-8915

Website: www.tanrange.com
email: investor@tanrange.com

News Release - July 09, 2002

Tan Range Grants Option to Barrick

Vancouver, B.C., July 09, 2002 -- Tan Range Exploration Corporation ("TNX") announces that it has completed a property agreement with Barrick Exploration Africa Limited ("BEAL"), a subsidiary of Barrick Gold Corporation ("Barrick"). The agreement grants BEAL an option to acquire the right, title and interest held by TNX in PL 1795/2001, located in the Lake Victoria region of Tanzania. If the option is exercised, TNX is entitled to (i) certain payments after the commercial production date with respect to the first mine constructed by BEAL and (ii) a 1.5% net smelter return (which may, in certain circumstances, be reduced).

TNX is committed to creating shareholder wealth through royalty arrangements on gold exploration properties in Tanzania. TNX holds nearly 80 prospecting licences in Tanzania, of which 15 are under agreement with Barrick, 14 properties are royalty arrangements similar to PL 1795/2001 and one is a property interest agreement. TNX expects that it will complete royalty deals on its remaining prospective properties in Tanzania with other gold companies. In this year and in future years, TNX looks forward to a significant exploration program (funded by others) on its mineral properties in the Lake Victoria gold belt. In exchange for allowing others to fund and advance the project, TNX requires an unencumbered royalty on production, on a timeline regulated by the Mining Act of Tanzania.

On behalf of the Board of Directors

Marek J. Kreczmer, M.Sc., P.Eng.
President

For further information, please contact Investor Relations at 1-800-811-3855
Visit the Tan Range website: www.tanrange.com

TAN RANGE EXPLORATION CORPORATION

Tan Range Exploration Corporation
Suite 1730 – 355 Burrard Street
Vancouver, B.C. V6C 2G8

TRADE SYMBOL TSX: TNX
SEC 12(g)3-2(b) File #82-3446
Toll Free: 1-800-811-3855
Tel: (604) 669-5598
Fax: (604) 669-8915

Website: www.tanrange.com
email: investor@tanrange.com

News Release - April 30, 2002

Shareholders Approve Acquisition of Tanzam by Tan Range – Mr. James Sinclair Assumes Position of Chairman

Toronto, ON, April 30, 2002 - Tan Range Exploration Corporation ("TNX") has completed its acquisition of Tanzania American International Development Corporation 2000 Limited ("Tanzam"). The acquisition of Tanzam by Tan Range received strong approval by shareholders, 98% of shares voted at the meeting were in favour of the transaction. The consideration for the transaction will be 15,000,000 Tan Range shares (issued upon closing and now paid) and an additional 5,000,000 Tan Range shares (the "Escrow Shares") which will be paid upon the completion of a minimum $3,000,000 private placement of Tan Range shares in one or more private or public financings or the exercise of a pre-existing right to acquire securities of Tan Range. The Tanzam shareholders, as a group, now own approximately 28% of the Tan Range shares issued and outstanding.

Mr. James Sinclair has assumed the position of Chairman and Chief Executive Officer of Tan Range on the resignation of Mr. Norman Hardie as Chairman and Chief Executive Officer. Mr. Sinclair has considerable financial expertise and will be responsible for reshaping Tan Range into a gold royalty company. This will be achieved by selecting properties for sound geological reason. These properties will be upgraded through geochemistry, trenching, airborne surveys and satellite imagery so that they may be funded and advanced to production by major companies within the gold sector. Mr. Sinclair said, "In accepting the position as Chairman of the Board and Chief Executive Officer of Tan Range, I make a commitment to the shareholders and associates of the company that I will place my focus solely on this company. Upon the completion of the acquisition, I hold no interest either directly or indirectly in any other mineral asset or company. My focus will be entirely on the affairs of Tan Range and in the understanding of the economics of the focus, gold. Through the acquisition, we have created a new company with the potential of and focus on the production of an income flow that will allow us the privilege of developing assets in the ground to a greater degree than those companies who need to finance constantly to survive. We have a strategic plan and time

strategy that concentrates on building shareholder value while respecting stakeholder's interests. We believe in accountability, responsibility and transparency".

Tan Range is now very well positioned in Tanzania with over 70 properties; 13 of which are funded by major companies and joint venture agreements for another 5 are under negotiation. Tan Range has become the second largest exploration licence holder in Tanzania; second only to Barrick Gold Corporation. The company has a competitive advantage by way of early exposure to this large gold camp which continues to produce world class discoveries and which continues to attract the major gold producers to the region.

The combined management group has all the skills necessary to carry out the strategy for rapid corporate growth. A strong technical group coupled with an equally strong financial group, both with a common objective; to recognize the value of its underlying assets (resource properties) at an opportune time in which the gold sector is generally an improving one.

On behalf of the Board of Directors

"Marek Kreczmer"
Marek J. Kreczmer, M.Sc., P.Eng., P.Geo.
President

For further information, please contact Investor Relations at 1-800-811-3855
Visit the Tan Range website: www.tanrange.com

TAN RANGE EXPLORATION CORPORATION

Press Release

Tan Range Exploration Corporation
Suite 1730 - 355 Burrard Street
Vancouver, B.C. V6C 2G8

TRADE SYMBOL TSE: TNX
SEC 12(g)3-2(b) File #82-3446
Toll Free: 1-800-811-3855
Tel: (604) 669-5598
Fax: (604) 669-8915

Website: www.tanrange.com
email: investor@tanrange.com

Tan Range and Tanzam Sign Letter of Intent to Consolidate Interests

Both Companies Own Gold Properties in Tanzania

Vancouver, B.C. February 15, 2002 - Tan Range Exploration Corporation ("TNX") has entered into a letter of intent to acquire the privately owned Tanzania American International Development Corporation, known as Tanzam and controlled by Mr. James Sinclair and his family of Connecticut, United States. Both companies are engaged in gold exploration in the Republic of Tanzania.

Norman Hardie, chairman and chief executive officer of Tan Range stated: "The signing of the letter of agreement opens the way for appropriate due diligence and the completion of negotiations. We expect to finalize all details in the course of the next two months and then submit the agreement to regulators and to our shareholders for approval."

Mr. Hardie added that, "we see the consolidation of our interests leading to significant development of our gold properties in Tanzania. As a result of the completion of this agreement Mr. Sinclair and his family become the largest single shareholder in Tan Range. We greatly welcome James Sinclair's confidence in our company as well as the mining industry and financial expertise that he will bring to Tan Range."

James Sinclair noted: "I am delighted to sign this letter of intent, which will pave the way for the expansion over time of Tan Range. Upon completion of the proposed agreement the Sinclair family will own more than 25 percent of the outstanding Tan Range equity. This underscores my family's commitment to Tan Range's shareholders, its staff and its partners."

The closing of the Tan Range acquisition of Tanzam will be subject, among other considerations, to the final agreement receiving all necessary regulatory approvals, including the appropriate approvals from the Toronto Stock Exchange, and securing the approval from a special meeting of shareholders.

TAN RANGE
EXPLORATION
CORPORATION

Mr. Marek Kreczmer, president of Tan Range, explained that consideration will be given to proposing to Tan Range shareholders that Mr. Sinclair be nominated as a director and chairman of the company, while Mr. Hardie would continue as a director and as the chief executive officer.

Mr. Kreczmer stated that Tan Range and Tanzam have both been engaged in extensive gold exploration activities in the region south of the city of Mwanza in Tanzania in an area close to the Bulyanhulu property that is now being mined by a subsidiary of Barrick Gold Corporation. Tanzam has rights to 51 properties and is engaged in a number of joint ventures with Barrick.

The Bulyanhulu property was explored and significantly developed in the first half of the 1990s by Sutton Resources of Vancouver, whose chairman in this period was Mr. Sinclair. Sutton was acquired by Barrick. Prior to taking the helm of Sutton in the late 1980s, Mr. Sinclair had been a prominent international expert on commodities and in the course of the 1970s he headed one of the largest precious metals trading firms on Wall Street.

On behalf of the Board of Directors

Marek J. Kreczmer, M.Sc., P.Eng., P.Geo.
President

For further information, please contact Investor Relations at 1-800-811-3855
Visit the Tan Range website: www.tanrange.com

TAN RANGE
EXPLORATION
CORPORATION

Tan Range Exploration Corporation
Suite 1730 - 355 Burrard Street
Vancouver, B.C. V6C 2G8

TRADE SYMBOL TSE: TNX
SEC 12(g)3-2(b) File #82-3446
Toll Free: 1-800-811-3855
Tel: (604) 669-5598
Fax: (604) 669-8915

Website: www.tanrange.com
email: investor@tanrange.com

News Release - February 14, 2002

At the request of the Toronto Stock Exchange, Tan Range announces that the Company is contemplating a corporate acquisition. There are no guarantees that the transaction will be finalized. As the events unfold, we will make the appropriate announcement.

On behalf of the Board of Directors

Marek J. Kreczmer, M.Sc., P.Eng., P.Geo.
President

For further information, please contact Investor Relations at 1-800-811-3855
Visit the Tan Range website: www.tanrange.com

TAN RANGE EXPLORATION CORPORATION

Consolidated Financial Statements
For the Six Months Ended February 28, 2002 and 2001

Unaudited
Prepared by Management
Vancouver, B.C.

Tan Range Exploration Corporation
Consolidated Balance Sheet
As at February 28, 2002 and August 31, 2001

	February 28, 2002	August 31, 2001
ASSETS		
Current Assets	$	$
Cash and Short Term Deposits	1,435,720	3,064,793
Accounts and Other Receivables	153,360	171,181
Prepaid Expenses	6,804	15,251
	1,595,884	3,251,225
MINERAL PROPERTIES AND DEFERRED EXPLORATION AND DEVELOPMENT COSTS	9,789,861	9,075,129
Capital Assets	96,311	113,426
	11,482,056	12,439,780
LIABILITIES		
Current Liabilities		
Accounts Payable and Accrued Liabilities	56,140	564,854
	56,140	564,854
SHAREHOLDERS' EQUITY		
Share Capital	26,759,411	26,747,161
Deficit	(15,333,495)	(14,872,235)
	11,425,916	11,874,926
	11,482,056	12,439,780

______________________, Director

______________________, Director

Unaudited – Prepared by Management

Tan Range Exploration Corporation
Consolidated Statements of Operations and Deficit
For the Six Months Ended February 28, 2002 and 2001

	February 28, 2002 $	February 28, 2001 $
EXPENSES		
Annual General Meeting	8,213	12,495
Depreciation	16,950	18,000
Consulting and Management Fees	73,557	57,818
Insurance	19,669	6,021
Membership, Courses & Publications	5,057	4,518
New Property Investigation Costs	56,024	5,102
Office and Administration	16,476	14,693
Office Rentals	26,225	20,437
Press Releases	7,378	23,541
Printing and Mailout	770	0
Professional Fees	31,250	19,085
Promotion and Shareholder Relations	31,348	20,088
Salaries and Benefits	130,459	107,395
Telephone and Fax	14,843	8,460
Transfer Agent and Listing	21,818	10,329
Travel and Accommodation	16,809	15,368
	476,846	343,350
LESS: EXPENSE RECOVERIES	(9,754)	0
	467,092	343,350
OTHER (INCOME) EXPENSE		
(Interest Earned), Net of Expense	(15,976)	(18,992)
Foreign Exchange (Gain) Loss	10,144	(22,264)
	(5,832)	(41,256)
NET LOSS FOR THE PERIOD	461,260	302,094
DEFICIT, BEGINNING OF PERIOD	14,872,235	14,079,462
DEFICIT, END OF PERIOD	15,333,495	14,381,556

Unaudited – Prepared by Management

Tan Range Exploration Corporation
Consolidated Statement of Mineral Properties and
Deferred Exploration and Development Cost
For the Six Months Ended February 28, 2002 and
Year Ended August 31, 2001

	February 28, 2002	August 31, 2001
	$	$
Mineral properties and deferred exploration and development costs		
Camp, field supplies and travel	74,414	202,480
Exploration and field overhead	127,705	98,783
Geological consulting and field wages	140,550	662,422
Geophysical and geochemical	137,706	22,743
Parts and equipment	0	102,959
Property acquisition costs	10,985	7,958
Trenching and drilling	223,372	1,141,428
Recoveries	0	(10,048)
	714,732	2,228,725
Total mineral properties and deferred exploration development costs – Beginning of year	9,075,129	6,853,957
Mineral properties and deferred exploration and developments costs written off during the year	0	(7,553)
Total mineral properties and deferred exploration and development costs – End of year	9,789,861	9,075,129

Unaudited – Prepared by Management

Tan Range Exploration Corporation
Consolidated Statement of Changes in Financial Position
For the Six Months Ended February 28, 2002 and 2001,

	February 28, 2002 $	February 28, 2001 $
Cash provided from (used for)		
Operating activities		
Loss for the period	(461,260)	(302,094)
Items not affecting cash:		
Depreciation	16,950	18,000
Loss (Gain) on sale of assets	0	0
	16,950	18,000
Change in non-cash working capital items	(482,446)	(97,108)
	(926,756)	(381,202)
Investing Activities		
Mineral properties and deferred exploration	(714,732)	(801,660)
Capital asset (additions) disposals, net	165	300
	(714,567)	(801,360)
Financing Activities		
Share capital issued	12,250	1,039,367
Due to related parties	0	(16,600)
	12,250	1,022,767
NET INCREASE (DECREASE) IN CASH	(1,629,073)	(159,795)
CASH BEGINNING OF PERIOD	3,064,793	1,984,730
CASH END OF PERIOD	1,435,720	1,824,935

Unaudited – Prepared by Management

Tan Range Exploration Corporation
Summary of Note Disclosure to the Consolidated Financial Statements
For the Six Months Ended February 28, 2002 and 2001
(Unaudited)

1. Tan Range Exploration Corporation (the "Company") follows accounting principles applicable to a going concern according to the Canadian Institute of Chartered Accountants. [These February 28, 2002 financial statements should be read in conjunction with the notes to the August 31, 2001 audited financial statements.]

2. These interim statements as at February 28, 2002 follow the same accounting policies and methods of application as the August 31, 2001 audited consolidated financial statements. These consolidated financial statements include the accounts of the Company and its subsidiaries:

Name of Company	**Percentage Ownership**
Dia Consult Limited (a Tanzanian Company)	100%
Itetemia Mining Company (a Tanzanian holding company	90%
Kabahelele Mining Company (a Tanzanian holding company)	80%
Tancan Mining Company Limited (a Tanzanian holding company)	100%

3. The company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. The continued operations of the company and the recoverability of the amounts shown for mineral properties and related deferred costs are dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the company to obtain necessary financing to explore and develop, and upon future profitable production or proceeds from disposition of the mineral properties. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts recovered, amortized and/or written off, and do not necessarily represent present or future values.

4. Acquisition costs and exploration and development costs relating to mineral properties are deferred until the properties are brought into production, at which time they are amortized on a unit-of-production basis, or until the properties are abandoned or sold or management determines that the mineral property is not economically viable, at which time the deferred costs are written off.

Tan Range Exploration Corporation
Summary of Note Disclosure to the Consolidated Financial Statements
For the Six Months Ended February 28, 2002 and 2001 (Unaudited)

5. Share Capital

Share Capital	Number	Amount ($)
Balance at August 31, 2001	50,760,978	26,747,161
Issued for cash	0	0
Conversion of Special Warrants	0	0
Issued for debt settlement	0	0
Issued for fees	0	0
Issued on exercise of stock options	35,000	12,250
Issued on exercise of warrants	0	0
Issuance costs	0	0
Balance at February 28, 2002	50,795,978	26,759,411

6. Options & Warrants outstanding

Type of Security	Number of Shares	Exercise Price	Expiry Date
Warrants	1,996,000	$0.70	March 31, 2002 **
Warrants	200,000	$0.70	May 9, 2002 ***
Warrants	2,937,500	$0.60	September 5, 2002
Warrants	400,000	$0.45	February 8, 2004 *
Options	280,000	$0.92	January 14, 2003
Options	965,000	$0.50	March 1, 2004
Options	100,000	$0.40	November 4, 2004
Options	76,500	$0.35	December 8, 2004
Options	463,000	$0.45	January 4, 2005
Options	149,000	$0.45	January 7, 2005
Options	50,000	$0.50	January 19, 2005
Options	10,000	$0.55	March 2, 2005
Options	535,000	$0.40	November 8, 2005
Options	495,000	$0.33	January 16, 2006
Options	99,500	$0.40	February 1, 2006
Options	1,777,000	$0.51	August 7, 2006

* Subject to an Accelerated Expiry Period which has been invoked effective April 18, 2002. The warrants will expire on May 17, 2002.

** Subsequent to February 28, 2002, 1,896,000 warrants have been extended to expire September 30, 2002, subject to an Accelerated Expiry Period.

*** Subsequent to February 28, 2002, the Toronto Stock Exchange has accepted notice to extend the expiry date of these warrants to October 9, 2002.

Tan Range Exploration Corporation
Summary of Note Disclosure to the Consolidated Financial Statements
For the Six Months Ended February 28, 2002 and 2001
(Unaudited)

7. Stock Options

Stock Options	**Number**	**Cost**
Balance at August 31, 2001	5,985,000	$0.33 to $0.92
Granted	0	
Expired or cancelled	950,000	$0.40 to $0.92
Exercised	35,000	$0.35
Balance at February 28, 2002	5,000,000	$0.33 to $0.92

8. Warrants

Warrants	**Number**	**Cost**
Balance at August 31, 2001	5,695,500	$0.45 to $1.35
Granted	0	0
Expired	0	0
Exercised	0	0
Balance at February 28, 2002	5,695,500	$0.45 to $1.35